MONTE RESOURCES INC.
                                1002 Ermine Court
                           South Lake Tahoe, CA 96150

January 3, 2012

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Mr. H. Roger Schall

Re: Monte Resources Inc. (the "Company")

Registration Statement on Form S-1

Filed March 22, 2011, Amendment#1 Filed 29. 2011, Amendment No. 2 Filed November 21, 2011.

File No. 333-172989

In response to your letter dated December 16, 2011, please see the responses below:

     1. We have attempted to make complete responses as requested and where applicable throughout the document.

     2. We have will continue to make relevant updates with each amendment. We have updated our estimated timing for private placement as disclosed on Page 3.

     3. We have revised our disclosure in our filing that Mr. Morrow did not agree to purchase Monte Resources Inc. or serve as a director and officer with the intention to sell the enterprise looking to obtain a public reporting entity and he has no such present intention. See 34.

     4. As we cannot obtain the consent from the engineer who published the geology report we have removed all reference to him on pages 21 and 22.

     5. We have amended our disclosure to the Penny Stock disclosure on page 11 and 12.

     6.   We have updated our disclosure regarding executive compensation.

     7. We have added the disclosure of the undertaking required by Item 512(h) of Regulation S-K on page 55.

     Risk Factors

Thank you for your assistance.

Very truly yours,

Monte Resources Inc.


/s/ Edwin G. Morrow
----------------------------------
Edwin G. Morrow
Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and Director
Principal Executive Officer and
(Principal Accounting Officer)